                       FOR IMMEDIATE RELEASE
Date:   February 13, 2007
Contact: Patricia E. Hoch, Corporate Secretary
                        (717)920-5811  Fax: (717)920-8040

COMMUNITY BANKS, INC. DECLARES
INCREASED FIRST QUARTER CASH DIVIDEND

Harrisburg, PA - Community Banks, Inc. (Listed on Nasdaq Global Select Market: CMTY) The Board of Directors of Community Banks, Inc. (Community), the parent company of CommunityBanks has declared an increased quarterly cash dividend of $.21 per share payable April 2, 2007 to shareholders of record on March 19, 2007.

Community recently announced operating results for 2006, including net income of $41 million and earnings per share of $1.72. During the third quarter of 2006, Community announced two pending mergers with future banking partners when it announced its plans to acquire BUCS Financial Corp and East Prospect State Bank. These two combinations are expected to be completed in the second quarter of 2007.

At the end of 2006, Community’s operating footprint had assets of $3.5 billion and 74 banking offices that extend throughout the center of Pennsylvania from the Pocono region to just over the Maryland border. The pending mergers will add 5 offices and $200 million in assets upon completion.

This press release contains “forward looking” information as defined by the Private Securities Litigation Reform Act of 1995, which is based on Community’s current expectations, estimates, and projections about future events and financial trends affecting the financial condition of its business. These statements are not historical facts or guarantees of future performance, events, or results. Such statements involve potential risks and uncertainties and, accordingly, actual performance results may differ materially. Community undertakes no obligation to publicly update or revise forward looking information, whether as a result of new, updated information, future events or otherwise.